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November 19, 2008

Ms. Julia E. Griffith
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Fibertower Corporation
Schedule TO-I
File No. 5-49879
Filed October 26, 2009

Dear Ms. Griffith:

On behalf of Fibertower Corporation, a Delaware corporation (the “Company”), we enclose the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 12, 2009, with respect to the Company’s Schedule TO-I filed October 26, 2009 (the “Filing”).  For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Schedule TO

General

1.                                       You have announced that you will issue additional Existing Notes on November 16, 2009 in satisfaction of the interest due on the Existing Notes presently outstanding.  Tell us what consideration you have given to the applicability of Regulation M to this issuance.  We may have further comments when we have read your response.

Response:

The Company believes that Regulation M is not applicable to the issuance of additional Existing Notes on November 16, 2009, in satisfaction of interest due on the Existing Notes presently outstanding.  While Rule 102(a) of Regulation M prohibits an issuer, in connection with a distribution of securities effected by or on behalf of an issuer, from directly or indirectly bidding for, purchasing or attempting to induce any person to bid for or purchase, a covered security during the applicable restricted period, Rule 100 of Regulation M defines a “distribution” to mean “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”  The Company does not believe that the issuance of the additional Existing Notes, which were issued pursuant to the terms of the Existing Notes, was a “distribution” within the meaning of Regulation M, as it was not an “offering” of the additional Existing Notes and did not involve any special selling efforts and selling methods.

Under the terms of the Existing Notes, the Company had the right to elect to make the interest payment due November 16, 2009 in additional Existing Notes as long as it was not in default under the Existing Notes.  All that the Company was required to do in order to exercise this right was to deliver to the trustee and the registered holders, at least 20 days prior to the record date for such interest payment, a written notice setting forth the extent to which such interest payment would be made in the form of additional Existing Notes and to deliver to the trustee the additional Existing Notes and related documentation in accordance with the indenture governing the Existing Notes.  The holders of the Existing Notes did not have the option to elect to receive cash or additional Existing Notes, and therefore the holders of the Existing Notes made no contemporaneous investment decision with regard to the receipt of the additional Existing Notes.  To the extent there was an “offering” of the additional Existing Notes in connection with which an investment decision was made, it occurred when the Existing Notes were originally offered by the Company in 2006 pursuant to an indenture permitting the issuance of additional Existing Notes in payment of interest.  In addition, there were no “selling efforts” or “selling methods” of any kind, other than the written notice and other documents delivered, as described above, in accordance with the terms of the indenture governing the Existing Notes.

Finally, the Company believes that Regulation M is a series of anti-manipulation rules that is intended to prevent the conditioning of the market in a security to facilitate a distribution.  Here, the issuance of the additional Existing Notes in payment of interest was purely a function of the terms of the Existing Notes themselves, would have occurred irrespective of the pendency of the exchange offer, and was unconnected to the exchange offer.  Further, even if the announcement of the exchange offer has had a positive impact on the trading price of the Existing Notes, the principal amount of additional Existing Notes that was issued was determined based on the amount of interest due and without reference to the trading price of the Existing Notes.  In other words, the Company does not believe that the exchange offer could facilitate or did facilitate the issuance of the additional Existing Notes.  Given the policy behind Regulation M, the Company does not believe that Regulation M was intended to apply in this scenario.

2.                                       We note that you intend to issue the Interim Notes pursuant to the exemption provided in Section 3(a)(9) of the Securities Act of 1933.  We remind you that the exemption is not available where you have paid any commission or remuneration, indirectly or directly, for solicitations in connection with the proposed exchange.  Please confirm your understanding, and further confirm that no such payment has been made or is contemplated.

Response:

The Company confirms its understanding that the exemption from registration provided in Section 3(a)(9) of the Securities Act of 1933 is not available for an exchange offer in which the Company has paid any commission or remuneration, directly or indirectly, for solicitations in connection with the exchange offer, and the Company confirms that no such payment has been made or is contemplated.

3.                                       We note that the Interim Notes are mandatorily redeemable by the issuer for a combination of (i) cash; (ii) new common shares; and (iii) New Notes. Tell us what consideration you have given to the applicability of Section 5 of the Securities Act of 1933 to the issuance of the securities to be issued upon the redemption of the Interim Notes, or what exemption you are relying on and the reasons that you believe your reliance is appropriate.  We note that you are soliciting shareholder approval for the issuance of the common shares at a special meeting scheduled for December 15, 2009.

Response:

The Company  intends to issue the New Notes and shares of its common stock upon the mandatory redemption of the Interim Notes in reliance on the exemption from the registration requirements of the Securities Act, afforded by Section 3(a)(9) thereof, based upon the following facts:

•                                          The New Notes and the shares of common stock will be offered by the Company and its subsidiaries to the Company’s existing security holders exclusively and solely in exchange for Interim Notes of the Company.

•                                          There have not been, nor will there be, any sales of securities of the same class as the New Notes, the related subsidiary guarantees or the common stock by the Company or any of its subsidiaries by or through an underwriter at or about the time of the exchange offer or the mandatory redemption of the Interim Notes, nor are there any such sales planned.

•                                          The New Notes and the shares of common stock will be issued upon mandatory redemption of the Interim Notes pursuant to the terms of the Interim Indenture and the New Indenture, and there will be no solicitation in connection therewith.  The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting any exchange of securities in connection with the mandatory redemption of the Interim Notes.

•                                          No holder of Interim Notes has made or will be requested to make any cash payment in connection with issuance of the New Notes or the shares of common stock upon the mandatory redemption of the Interim Notes other than (i) the payment of any applicable taxes, in accordance with the terms of the Offering Memorandum and Consent Solicitation Statement and the related offer documents or (ii) if such holder holds its Interim Notes through its broker, dealer, commercial bank, trust company or other institution, any applicable fees or commissions payable to such broker, dealer, commercial bank, trust company or other institution.

The Company is soliciting stockholder approval for the issuance of the shares of common stock at a special meeting of its stockholders scheduled for December 15, 2009, in order to comply with Nasdaq rules relating to (i) the issuance of shares of common stock in excess of 20% of the current number of outstanding shares and (ii) to the extent applicable, the issuance of shares of common stock resulting in a change of control under Nasdaq rules.  The Company is not offering securities to the holders of its common stock, and therefore no exemption from registration is required with regard to this solicitation, which is directed at security holders who are different than those holding the Company’s Existing Notes.

4.                                       In your response letter, explain more about the circumstances surrounding the “lock up” or Support Agreements you have entered into with respect of certain holders of Existing Notes.  In particular, tell us how many note holders entered into Support Agreements.

Response:

Three holders of the Existing Notes entered into Support Agreements with the Company.  Two of these holders hold the Existing Notes through one or more funds managed by such holder.

One of these holders originally approached the Company and proposed an exchange transaction whereby the Company would exchange common stock, cash and new, non-convertible debt for the Existing Notes.  The Company entered into a confidentiality agreement with this holder and began negotiations with this holder for an exchange transaction.  The Company also approached the other two holders of Existing Notes who entered into Support Agreements and entered into separate confidentiality agreements with these two holders.  The Company then negotiated separately with each of these three holders to reach the terms of the proposed exchange transaction that are set forth in the Filing.  Upon reaching agreements with each of these three holders regarding the terms of the exchange offer, the Company obtained the agreements of each of these holders to participate in the exchange offer subject to the terms of the Support Agreements.  The Company did not contact any other holders of the Existing Notes with respect to an exchange transaction prior to public announcement of the exchange offer.

5.                                       Certain of the material terms of the Support Agreements appear to be contained in Exhibit A to the Agreement, which does not appear to have been filed on EDGAR.  Please file the exhibit promptly.

Response:

Exhibit A to the form of Support Agreement is the Company’s Offering Memorandum and Consent Solicitation Statement, dated October 26, 2009, which has been filed separately as Exhibit (a)(1) to the Company’s Schedule TO filed on October 26, 2009.  We have amended the Form of Support Agreement filed as Exhibit (d)(6) to the Schedule TO to include a cross-reference indicating that Exhibit A has been filed separately as Exhibit (a)(1) to the Schedule TO.

6.                                       Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Response:

The information regarding the accounting treatment for the transaction required by Item 4 of Schedule TO is incorporated by reference to the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements included in the Offering Memorandum and Consent Solicitation Statement.  We have revised the disclosure in Item 4 of the Schedule TO to state specifically that the information concerning the accounting treatment for the transaction is included in Note 1 to the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements contained in the Offering Memorandum and Consent Solicitation Statement.

Forward Looking Statements

7.                                       The safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer, including your October 26, 2009 press release and your Schedule TO-I (page 22 – you cite to the Securities Act of 1933).  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934.  Please do not reference the Reform Act in future offer materials, including press releases or other communications.

Response:

The Company confirms that it will not reference the Private Securities Litigation Reform Act of 1995 in future tender offer materials, including press releases and other communications made in connection with a tender offer.

Offering Memorandum and Consent Solicitation Statement

General Terms of the Exchange Offer and Consent Solicitation, page 53
Acceptance of Existing Notes for Exchange, page 55

8.                                       You disclose that you will accept the Existing Notes for exchange “If the conditions to the exchange offer are satisfied or if we waive all of the conditions that have not been satisfied…”  Please confirm that all offer conditions other than those relating to regulatory approvals required to consummate the offer will be satisfied or waived as of the expiration of the offer, not the later time of acceptance of tendered securities.

Response:

The Company confirms that all offer conditions other than those relating to regulatory approvals required to consummate the exchange offer will be satisfied or waived as of the expiration of the exchange offer, not the later time of the acceptance of the tendered securities.

9.                                       See our last comment above.  You have reserved the right to delay acceptance for the securities “in order to comply in whole or in part with any applicable law.”  Legal compliance is not the same thing as pending regulatory approval.  Please revise.

Response:

The Company has revised the applicable disclosure on page 55 of the Offering Memorandum and Consent Solicitation Statement to state that the Company has reserved the right to delay acceptance for the securities pending the receipt of regulatory approvals required to consummate the exchange offer, and to delete the statement regarding delaying acceptance “in order to comply in whole or in part with any applicable law.”

Conditions of the Exchange Offer and Consent Solicitation, page 60

10.           See our comment above regarding the need for all offer conditions to be satisfied or waived as of expiration.  Please confirm your understanding.

Response:

The Company confirms its understanding that all offer conditions other than those relating to regulatory approvals required to consummate the exchange offer need to be satisfied or waived as of the expiration of the exchange offer.

11.                                 In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control.  Please revise the fourth bullet point in this section, which allows you to terminate the offer if an event “is likely to occur” that will materially impair the offer to include a standard that note holders may objectively determine.

Response:

The Company has revised the applicable disclosure in the fourth bullet point on page 60 of the Offering Memorandum and Consent Solicitation Statement to state that the Company “may terminate, amend or extend the exchange offer or delay or refrain from accepting for exchange, or exchanging, the Existing Notes or transferring any exchange consideration, if… there shall have occurred any event affecting our business or financial affairs that, in our reasonable judgment, would prevent or materially restrict or delay consummation of the exchange offer and consent solicitation.”

12.                                 In keeping with our previous comment, revise the third paragraph of this section to exclude actions or inactions by the bidder from those events which permit you to terminate the offer.  Permitting you to terminate for actions within your control renders the offer illusory.  Please revise.

Response:

The Company has revised the applicable disclosure in the third paragraph on page 60 of the Offering Memorandum and Consent Solicitation Statement to state:

“These conditions are for our benefit and may be asserted by us or may be waived by us, in whole or in part, at any time and from time to time, in our reasonable discretion. We may additionally terminate the exchange offer if any condition is not satisfied prior to the Expiration Time, other than any condition that is not satisfied as a result of any action or inaction by us within our control. If any of these events occur, subject to the termination rights described above, we may (i) return tendered Existing Notes to you, (ii) extend the exchange offer and consent solicitation and retain all tendered Existing Notes until the expiration of the extended exchange offer and consent solicitation, or (iii) amend the exchange offer and consent solicitation in any respect by giving oral or written notice of such amendment to the Exchange Agent and making public disclosure of such amendment to the extent required by law.”

Closing

As requested, the Company acknowledges that:

1.                                       the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.                                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.                                       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ William Mark Young

William Mark Young

Enclosure

cc:           Thomas Scott, Chief Financial Officer (FiberTower Corporation)